OD
6/26/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 11 2013
DIVISION OF TRADING & MARKETS

13025501

SECURI... ...IISSION
Washington, ...

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SEC FILE NUMBER
8 – 19348

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **FEBRUARY 1, 2012** AND ENDING **JANUARY 31, 2013**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

O'BRIEN & SHEPARD, INC.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

111 TOWN SQUARE PLACE – SUITE 710

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL PETRUCELLI **201-435-3333**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OD 7/2/13
KW 6/24

OATH OR AFFIRMATION

I, MICHAEL PETRUCELLI, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of O'BRIEN & SHEPARD, INC., as of JANUARY 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x Signature

President

Title

LORI ANN SHULMAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/4/2015

Sworn to and subscribed before me this 22 day of March, 2013

x Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

O'BRIEN & SHEPARD, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2013

ASSETS	
Cash and cash equivalents	$ 123,801
Due from broker	71,255
Office equipment - net of accumulated depreciation of $370,501 (Note 2d)	6,883
Other assets	19,841
Total assets	$ 221,780
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	19,482
Total liabilities	19,482
Commitments and Contingencies (Notes 4 & 5)	
Stockholders' equity (Note 6)	
Common stock, no par value, voting 2,500 shares authorized, 225 shares issued and outstanding.	75,000
Common stock, no par value, non-voting 500 shares authorized, 25 shares issued and outstanding.	
Additional paid-in capital	250,000
Retained earnings	(122,702)
Total stockholders' equity	202,298
Total liabilities and stockholders' equity	$ 221,780

The accompanying notes are an integral part of this statement.

O'BRIEN & SHEPARD, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2013

Note 1 - Nature of Business

O'Brien & Shepard, Inc. (The "Company") is a New Jersey corporation formed for the purpose of conducting business as a brokers-broker in municipal securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Commission income and related expense are recorded on a settlement date basis, generally the third business day after trade date. There is no material difference between settlement date and trade date.

b) Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Management has elected not to deduct interest expense paid to its stockholders for open tax years 2007-2010. Such tax position caused the Company's net operating loss carryforward to be understated by approximately $42,000 as of January 31, 2013, and the respective deferred tax benefits of approximately $8,400 will not be available for future utilization. The Company identifies its major tax jurisdictions as U.S. Federal and New Jersey, where the Company operates. The Company is not aware of any other tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company

Note 2 - Summary of Significant Accounting Policies (continued)

c) ***Cash and Cash Equivalents***

has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Property and Equipment***

Property and equipment are carried at cost and are depreciated over their estimated useful life using accelerated methods. Leasehold improvements were amortized over the lesser of the estimated economic life or the remaining term of the lease.

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Income Taxes

At January 31, 2013, the Company had a net operating loss carryforward of approximately $13,000 for income tax purposes. This carryforward will expire from 2024. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $3,250 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 4- Commitments and Contingencies

Office Space

The Company leases its premises under a lease expiring December 31, 2013. Future approximate minimum annual rental expense for the fiscal year ended January 31st is:

2014	$43,626

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses. Utilities are included in the minimum rental expense.

Note 5 - Financial Instruments with Off-Balance Sheet Credit Risk

The Company, on a fully disclosed basis, deals with other municipal brokers. Should the counterparties fail to deliver the securities, the Company may be required to purchase identical securities on the open market at prices different from the contract value. The Company monitors the credit standing of each broker with which it conducts business.

O'BRIEN & SHEPARD, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2013

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2013, the Company had net capital of $175,574 which was $170,574 in excess of its required net capital of 5,000. The Company's net capital ratio was 11.10%.

A copy of the Firm's Statement of Financial Condition as of January 31, 2013, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
O'Brien & Shepard, Inc.
111 Town Square Place – Suite 710
Jersey City, NJ 07310

Report on the Financial Statements

We have audited the accompanying statement of financial condition of O'Brien & Shepard, Inc., (the Company) as of January 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of O'Brien & Shepard, Inc., as of January 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 6, 2013